SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Commission File Number: 000-30540

GIGAMEDIA LIMITED

122 TunHua North Road, 14th Floor

Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  [ x ]        Form 40-F   [    ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  [    ]        No  [ x ]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82-             .)

GIGAMEDIA LIMITED is filing under cover of Form 6-K:

Notice of Extraordinary General Meeting of Shareholders and Proxy Statement (attached hereto as Exhibit 99.1)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited
(Registrant)

Date: November 11, 2005	By:	/s/ Thomas T. Hui
(Signature)
	Name:	Thomas T. Hui
	Title:	Chief Financial Officer

GigaMedia Limited (“GigaMedia” or the “Company”) has scheduled an extraordinary general meeting of shareholders for November 30, 2005 to consider the appointment of GHP Horwath, P.C., a member firm of Horwath International (“Horwath”) as the Company’s new independent auditor.

Horwath is the world’s eighth largest international association of full service accounting firms, according to industry source Accounting Today. Headquartered in New York, Horwath has more than 400 offices located in 90 countries.

Management expects PricewaterhouseCoopers (“PWC”) to resign following the appointment of Horwath. Management further expects the proposed change to Horwath will lower GigaMedia’s annual audit fees. The Company intends to continue to engage PWC for advisory services, including work related to Sarbanes-Oxley reporting requirements and mergers and acquisitions.

PWC acted as the Company’s independent auditor for fiscal years 2002 through 2004. Throughout the period, PWC issued unqualified opinions in connection with GigaMedia’s financial statements and there were no disagreements between the Company and PWC on any matter of accounting principles, financial disclosure or audit procedures.

Exhibit 99.1

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

GigaMedia Limited

Incorporated in the Republic of Singapore

Registration No.: 199905474H

REGISTERED OFFICE

8 Cross Street

#11-00 PWC Building

Singapore 048424

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the shareholders of GigaMedia Limited (the “Company”) will be held on 30TH November, 2005 at 3:00 p.m. local time at Asia Pacific Finance Tower, Citibank Plaza, 3 Garden Road, Central Hong Kong, in the Board Room on the Twenty-seventh Floor, for the purpose of considering, and if thought, fit, passing, with or without modifications, the following resolution as an Ordinary Resolution of the Company:

ORDINARY RESOLUTION:

To approve the appointment of independent auditors

THAT GHP Horwath, P.C. and Paul Wan & Co., members of Horwath International, who have consented to act, be and are hereby appointed independent auditors of the Company to hold office until the conclusion of the next Annual General Meeting, at a remuneration to be agreed by the Directors of the Company.

NOTES:

1. Shareholders are cordially invited to attend the meeting in person. Whether or not you plan to be at the meeting, you are urged to return your proxy. A member entitled to attend and vote is entitled to appoint proxies to attend and to vote instead of him.

2. Shareholders wishing to vote by proxy should complete the attached form.

3. The proxy form of an individual member shall be signed either by the member personally or by his attorney. The proxy form of a corporate member shall be given either under its common seal or signed on its behalf by an attorney or a duly authorized officer of the corporate member.

4. A proxy need not be a member of the Company.

5. The proxy form (and if relevant, the original power of attorney, or other authority under which it is signed or a notarially certified copy of such power or authority of relevant thereof) must be deposited at the Company, 122 Tunhwa North Road - 14/F, Taipei 10595, Taiwan R.O.C., or the Bank of New York, P.O. Box 11477, New York, N.Y. 10203-0477 not less than 48 hours before the time for holding the Extraordinary General Meeting, that is by no later than 3:00 a.m. November 28, 2005 (New York time) failing which the proxy shall not be treated as valid.

6. Only shareholders of record at the close of business on November 2, 2005 are entitled to notice of and to vote at the meeting, or any adjournment or postponement of the meeting.

BY ORDER OF THE BOARD

/s/ Arthur M. Wang
Arthur M. Wang
Director and Chief Executive Officer
November 8, 2005

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

PROXY STATEMENT

Questions and Answers about the Extraordinary General Meeting and Voting

Proposal

Other Matter

Proxy Solicitation

GigaMedia Limited

Incorporated in the Republic of Singapore

Registration No.: 199905474H

REGISTERED OFFICE

8 Cross Street

#11-00 PWC Building

Singapore 048424

PROXY STATEMENT

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND VOTING

Why did I Receive This Proxy Statement?

We sent you this proxy statement and the enclosed proxy card because the Company’s Board of Directors is soliciting your proxy to be used at the Extraordinary General Meeting of shareholders on November 30, 2005 at 3:00 p.m. local time at Asia Pacific Finance Tower, Citibank Plaza, 3 Garden Road, Central Hong Kong, in the Board Room on the Twenty-seventh Floor, or at any adjournment or postponement of the meeting. This proxy statement summarizes the information you need to know to vote on an informed basis.

Who Can Vote?

You are entitled to vote if you owned the Company’s common stock on the record date, which is the close of business on November 2, 2005. Each share of the Company’s common stock that you own entitles you to one vote.

How Many Shares of Voting Stock Are Outstanding?

On the record date, there were 50,343,642 shares of the Company’s common stock outstanding. Common stock is our only class of voting stock.

What May I Vote On?

Approval of the appointment of independent auditors

How Do I Vote:

To vote by proxy, you should complete, sign and date the enclosed proxy card and return it promptly in the prepaid envelope provided.

May I Revoke My Proxy?

Your proxy may be revoked prior to its exercise by appropriate notice to the undersigned.

If I Plan To Attend The Meeting, Should I Still Vote By Proxy?

Whether you plan to attend the meeting or not, we urge you to vote by proxy. Returning the proxy card will not affect your right to attend the meeting, and your proxy will not be used if you are personally present at the meeting and inform the Secretary in writing prior to the voting that you wish to vote your shares in person.

How Will My Proxy Get Voted?

If you properly fill in your proxy card and send it to us, your proxy holder (the individual named on your proxy card) will vote your shares as you have directed. If you sign the proxy card but not make specific choices, the proxy holder will vote your shares as recommended by the Board of Directors.

How Will Voting On Any Other Business Be Conducted?

Although we do not know of any business to be considered at the meeting other than the proposal described in this proxy statement, if any other business is presented at the meeting, your returned proxy gives authority to proxy holder to vote on these matters in his discretion.

PROPOSAL

APPROVAL OF APPOINTMENT OF INDEPENDENT AUDITORS

The Company seeks shareholders’ approval for the appointment of GHP Horwath, P.C. and Paul Wan & Co., members of Horwath International, as the independent auditors of the Company to hold such office until the conclusion of the next Annual General Meeting of the Company. The Board of Directors also seeks shareholders’ approval to authorize the Board of Directors to fix the remuneration for GHP Horwath, P.C. and Paul Wan & Co. in respect of their services to the Company for the financial year ended December 31, 2005.

Adoption of this proposal requires the affirmative vote of a majority of the votes cast by the shareholders entitled to vote thereon.

The Board of Directors recommends a vote FOR this proposal.

OTHER MATTER

As of the date of this Proxy Statement, the Company does not intend to present and has not been informed that any other person intends to present any business not specified in this Proxy Statement for action at the Extraordinary General Meeting.

Shareholders are urged to sign the enclosed proxy form and to return it promptly in the enclosed envelope. Proxies will be voted in accordance with shareholders’ directions. Signing the proxy form does not affect a shareholder’s right to vote at the Extraordinary General Meeting, and the proxy may be revoked prior to its exercise by appropriate notice to the undersigned.

PROXY SOLICITATION

The Company will pay the cost of preparing and mailing this proxy statement and form of proxy to its shareholders. The Company has retained Mackenzie Partners, Inc. to request banks and brokers to forward copies of these materials to persons for whom they hold common stock and to request authority for execution of the proxies.

GIGAMEDIA LIMITED

/s/ Arthur M. Wang
Arthur M. Wang
Director and Chief Executive Officer
November 8, 2005